FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, N J Holland
†
(Chief Financial Officer), J G Hopwood, G Marcus, J
M McMahon
†
, D N Mur ray,
D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Privte Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel
+27 11 644-2665
Fax +27 11 484-0639
Mobile 084 878 4566

Andrew Davidson
Tel
+27 11 644-2638
Fax +27 11 484-0639
Mobile 082 667 7203

MEDIA RELEASE

Memorial Service and Day of Mourning
to be held at South Deep

Johannesburg May 4, 2008: Gold Fields Limited (“Gold Fields”) (NYSE,
JSE, DIFX: GFI) said today that a Memorial Service would be held at the
Twin Shafts complex of South Deep gold mine, near Westonaria, on
Wednesday, May 7, 2008 following the tragic shaft accident on Thursday,
May 1, 2008 in which nine colleagues lost their lives and the fall of ground accident that occurred on April 29 in which one colleague lost his life.

A letter, signed jointly by the South Deep management and the trade unions, has been sent to employees on the mine informing them of the Memorial
Service and pointing out that Wednesday May 7, 2008 has been set aside as a
Day of Mourning. The Day of Mourning will commence at the beginning of the night shift on Tuesday May 6, 2008.

In the letter, the Head of the Operations, South Deep, Stuart Allan, the Branch
Chairperson of the National Union of Mineworkers (NUM), Kanetso
Matabane and the full-time representative of the United Associations of South
Africa, (UASA) Pieter Nel, inform employees of their commitment to co-
operate with the Department of Minerals and Energy (DME) in its investigation into the shaft accident.

The DME issued a Section 54 order at 17h40 on May 1, 2008 - the day of the shaft accident – instructing that all winding operations at South Deep, Kloof and Driefontein Gold Mines be suspended pending the assessment of the integrity of the winding ropes. The suspension order was lifted on May 2,
2008 in respect of all main winders transporting men, material and rocks.

In respect of service winders and elevators, testing is continuing and is expected to be completed in the week commencing May 5, 2008, upon which the order, in respect of the service winders and elevators, is expected to be lifted. These service winders and elevators remain inoperative pending the lifting of the order.

Mining operations at Kloof and Driefontein have resumed. No mining operations will take place at South Deep until the Principal Inspector of Mines
(Gauteng Region) has met with management and unions on Monday May 5,
2008 at 10h30.

Contrary to certain media reports, the Section 54 issued by the DME in respect of South Deep was fully complied with and, subsequent to the issue thereof, only essential services for emergency purposes were conducted underground at South Deep.

All underground employees at South Deep have been advised not to report for duty until the night shift of
Monday, May 5, 2008.

Mine management will continue to assist the bereaved relatives.

Gold Fields Limited reiterates its commitment to assist the DME in its investigation into the tragic accident at
South Deep on May 1, 2008 and to take measures to try and ensure that no harm comes to any of its employees while at work.

The names of the deceased from the South Deep shaft accident are being withheld until the bereaved families give permission for the names to be released.

Enquiries
Andrew Davidson
Office 011-644-2368
Mobile 0826677203
ends
About Gold Fields

Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.
Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX). All of Gold
Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2008

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs